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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  78464M 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78464M 10 6                     13G                  Page 2 of 6 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stephen V. Sedmak
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

           SHARES                    1,001,419
                               -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER

          OWNED BY                   26,000
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  1,001,419
                               ------------------------------------------------
           PERSON              8     SHARED DISPOSITIVE POWER

            WITH                     26,000
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,027,419
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.3% (Based on 11,890,691 shares of SRS Labs, Inc.'s common stock outstanding as of December 31, 1999, and treating as outstanding 438,637 shares issuable to Mr. Sedmak upon exercise of stock options that vest on or before March 1, 2000.)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

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CUSIP No. 78464M 10 6                 13G                      Page 3 of 6 Pages



Item 1(a).     Name of Issuer:

                      SRS Labs, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                      2909 Daimler Street, Santa Ana, California 92705

Item 2(a).     Name of Person Filing:

                      Stephen V. Sedmak

Item 2(b).     Address of Principal Business Office or, if None, Residence:

                      SRS Labs, Inc., 2909 Daimler Street, Santa Ana, California 92705

Item 2(c).     Citizenship:

                      U.S.A.

Item 2(d).     Title of Class of Securities:

                      Common Stock

Item 2(e).     CUSIP Number:

                      78464M 10 6

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under section 15 of the
                      Act (15 U.S.C.78o);

              (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                      U.S.C. 78c);

              (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

              (d) [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

              (e) [ ] An investment adviser in accordance with section
                      240.13d-1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

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CUSIP No. 78464M 10 6                 13G                      Page 4 of 6 Pages



              (h) [ ] A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

              If this statement is filed pursuant to section 240.13d-1(c), check this box [ ].

Item 4.       Ownership.

              (a) Amount Beneficially Owned:                           1,027,419

              (b) Percent of Class:                                         8.3%

              (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:      1,001,419

                  (ii)  Shared power to vote or to direct the vote:       26,000

                  (iii) Sole power to dispose or to direct the
                        disposition of:                                1,001,419

                  (iv)  Shared power to dispose or to direct the
                        disposition of:                                   26,000

                  Stephen V. Sedmak's beneficial ownership of the shares set forth above is subject to applicable community property laws. The 1,027,419 shares beneficially owned by Mr. Sedmak include 438,637 shares issuable upon exercise of stock options that vest on or before March 1, 2000. The shares beneficially owned by Mr. Sedmak also include 26,000 shares held by his wife, Mary F. Sedmak, as custodian for their children, Jeffrey S. Sedmak (13,000 shares) and Sarah E. Sedmak (13,000 shares), who have the right to receive dividends from, and the proceeds from the sale of, such shares.

Item 5.       Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

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CUSIP No. 78464M 10 6                 13G                      Page 5 of 6 Pages



Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

              Inapplicable.

Item 8.       Identification and Classification of Members of the Group.

              Inapplicable.

Item 9.       Notice of Dissolution of Group.

              Inapplicable.

Item 10.      Certification.

              Inapplicable.

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CUSIP No. 78464M 10 6                 13G                      Page 6 of 6 Pages



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 11, 2000
                                        ---------------------------------------
                                                         Date


                                        /S/ Stephen V. Sedmak
                                        ---------------------------------------
                                                  Stephen V. Sedmak